                        Santa Barbara Bancorp Letterhead

                OFFER TO PURCHASE FOR CASH UP TO 500,000 SHARES
                              OF ITS COMMON STOCK
                            AT $30.00 NET PER SHARE

           THE OFFER PERIOD WILL EXPIRE ON FRIDAY, FEBRUARY 21, 1997,
       AT 5:00 P.M., PACIFIC STANDARD TIME, UNLESS THE OFFER IS EXTENDED.

                            ------------------------

TO THE HOLDERS OF SHARES OF COMMON STOCK OF SANTA BARBARA BANCORP:

     Santa Barbara Bancorp, a California corporation (the "Company"), hereby offers to purchase up to 500,000 shares (the "Shares") of its common stock, no par value per share, $1.00 stated value per share (the "Common Stock"), at $30.00 net per share to the seller in cash, upon the terms and conditions set forth herein and in the attached Letter of Transmittal (which together constitute the "Offer"). See Section 1, herein. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. However, any tendering shareholder or other payee who fails to complete fully and sign the box captioned "Substitute Form W-9" included in the Letter of Transmittal may be subject to a required tax withholding of 31% of the gross proceeds paid to the shareholder or other payee pursuant to the Offer. See Section 15, herein. The Company will pay all charges and expenses of Norwest Bank Minnesota, N.A. (the "Depositary") incurred in connection with the Offer.

 THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.
          THE OFFER, HOWEVER, IS SUBJECT TO CERTAIN OTHER CONDITIONS.
                             SEE SECTION 7, HEREIN.

     At a meeting of the Board of Directors of the Company held on December 17, 1996, the Board of Directors declared a regular, quarterly cash dividend of $0.20 per share on the Common Stock payable on February 11, 1997 to shareholders of record on January 21, 1997. Since the Expiration Date (as defined herein) will occur after February 11, 1997, holders of record on January 21, 1997 of Shares tendered in the Offer will be entitled to receive such dividend to be paid to shareholders of record as of such date regardless of whether such Shares are tendered pursuant to the Offer prior to, on or after February 11, 1997.

     Tenders pursuant to the Offer may be withdrawn (a) at any time prior to the Expiration Date (including any extensions) and (b) if not yet accepted for payment, after the expiration of 40 business days from the commencement of the Offer (that is, March 11, 1997), until accepted for payment.

     The Company's Common Stock is listed for quotation on the NASDAQ National Market System under the symbol "SABB". As of January 8, 1997, the closing bid price as reported on the NASDAQ National Market System was $28 5/8 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

            THE DATE OF THIS OFFER TO PURCHASE IS JANUARY 10, 1997.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER WITH RESPECT TO THE OFFER AND NO PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION CONTAINED OR REFERRED TO HEREIN AND MAKE THEIR OWN DECISION AS TO WHETHER OR NOT TO TENDER SHARES PURSUANT TO THE OFFER. SHAREHOLDERS ARE URGED TO CONSULT A TAX ADVISER CONCERNING THE FEDERAL AND ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF A SALE OF STOCK PURSUANT TO THE OFFER.

                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of their Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any required signature guarantee and any other required documents to the Depositary, and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or (ii) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer commercial bank, trust company or other nominee if such shareholder desires to tender such Shares. Shareholders who desire to tender Shares and whose certificates for such are not immediately available or whose other required documentation cannot be delivered to the Depositary, in either case, by the expiration of the Offer should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 herein. TO EFFECT A VALID TENDER OF SHARES, SHAREHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL.

     Questions and requests for assistance or requests for additional copies of this Offer to Purchase and the Letter of Transmittal, may be directed to Clare McGivney, Assistant Corporate Secretary, Santa Barbara Bancorp, 1021 Anacapa Street, Santa Barbara, California 93101, (805) 564-6298.

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

SECTION                                                                                    PAGE
-------                                                                                    ----
 1.     Number of Shares; Proration; Extension of the Offer..............................    4
 2.     Tenders by Holders of Fewer than 100 Shares......................................    5
 3.     Procedure for Tendering Shares...................................................    5
 4.     Withdrawal Rights................................................................    6
 5.     Purchase of Shares and Payment of Purchase Price.................................    7
 6.     Conditional Tender of Shares.....................................................    7
 7.     Certain Conditions of the Offer..................................................    7
 8.     Price Range of Common Stock; Dividends...........................................    8
 9.     Purposes of the Offer............................................................    9
10.     Effects of the Offer.............................................................   10
11.     Source and Amount of Funds.......................................................   10
12.     Certain Information about the Company............................................   10
13.     Certain Pro Forma Financial Information..........................................   12
14.     Transactions and Arrangements Concerning the Common Stock........................   15
15.     Federal Income Tax Consequences..................................................   16
16.     Government Regulation............................................................   19
17.     Extension of the Offer Period; Termination; Amendments...........................   19
18.     Fees and Expenses................................................................   20
19.     Miscellaneous....................................................................   20

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION; EXTENSION OF THE OFFER

     Upon the terms and subject to the qualifications and conditions described herein and in the Letter of Transmittal, the Company will purchase up to 500,000 shares of its Common Stock which are duly tendered prior to 5:00 P.M., Pacific Standard Time, on Friday, February 21, 1997 (the "Expiration Date"). The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by giving oral or written notice(s) of such extension(s) to the Depositary, in which event the "Expiration Date" shall be the latest time and date on which the Offer, as so extended, shall expire. See
Section 17 for a description of the Company's right to extend the time during which the Offer is open and to terminate or amend the Offer.

     Subject to the conditions of the Offer, if 500,000 or fewer Shares of Common Stock are duly tendered prior to the Expiration Date, the Company will purchase all Shares so tendered. The Offer is not conditioned on any minimum number of shares being tendered. In the event of an oversubscription of the Offer, Shares tendered shall be purchased on a pro-rata basis, disregarding fractions, according to the number of Shares tendered by each shareholder prior to the Expiration Date of the Offer, provided, however, that:

          (a) All Shares tendered prior to the Expiration Date by any shareholder who owned beneficially as of January 10, 1997, an aggregate of fewer than 100 Shares and who tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" in the Letter of Transmittal shall be purchased in full, prior to proration of Shares tendered by any other shareholder (except that if more than the maximum number of Shares to be purchased are tendered by such "odd lot" holders, Shares tendered by such holders shall be purchased pro rata, with appropriate adjustments to avoid purchases of fractional Shares);

          (b) The Company reserves the right to purchase, prior to purchasing any Shares to be purchased on a pro-rata basis, all Shares tendered by any shareholder who has tendered all Shares beneficially owned by him or her and, as a result of the contemplated prorating, would then own an aggregate of fewer than 100 Shares; and

          (c) The Company reserves the right, in its sole discretion, to elect to purchase any or all of the excess Shares tendered; and so long as this excess number accepted by the Company does not exceed two percent (2%) of the issued and outstanding Common Shares, no extension of the offer period and no further notice to the shareholders will be required or given. If the Company elects to purchase excess tendered Shares, but less than all of the tendered Shares, then Shares tendered shall be purchased on a pro-rata basis, as described above (subject to the exceptions noted in paragraphs
     (a) and (b), above).

     If (i) the Company increases or decreases the price to be paid for the Shares, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 17, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

     As of December 31, 1996, the Company had issued and outstanding 7,587,800 shares of Common Stock and there were 769,500 Shares issuable upon the exercise of outstanding stock options ("Options") under the Company's 1986 Directors Stock Option Plan, 1992 Restricted Stock Option Plan, 1983 Stock Option Plan and 1996 Directors Stock Option Plan. The 500,000 Shares that the Company is offering to purchase represent approximately 6.6% of the outstanding Shares (approximately 6.0% assuming the exercise of all outstanding Options). As of such date, there were approximately 1,580 holders of record of Common Stock, of which approximately fewer than 400 holders each held fewer than 100 shares of Common Stock. Because certain shares are held in the names of brokers and nominees, the Company is unable to determine the total number of beneficial holders of fewer than 100 shares or the aggregate number of shares they own.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares as of January 10, 1997 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees appear on the Company's shareholder list.

2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

     All Shares tendered for purchase by persons who beneficially held fewer than 100 shares of Common Stock on January 10, 1997, and who properly tender all of their Shares prior to the Expiration Date, will be accepted before proration, if any, of the purchase of other tendered Shares, but only if the Shares so tendered do not exceed the maximum number of Shares to be purchased (see Section
1). Partial tenders will not qualify for this preference, and it is not available to holders who beneficially own 100 or more Shares on the Expiration Date even though such holders have separate stock certificates for fewer than 100 Shares. Any shareholder owning fewer than 100 shares and who wishes to tender all such Shares must complete the box captioned "Odd Lots" in the Letter of Transmittal. As also indicated in Section 1, the Company has reserved the right, but will not be obligated, to purchase all Shares properly tendered by any shareholder who has tendered all Shares beneficially owned by him or her and as a result of prorating would then own an aggregate of fewer than 100 Shares.

3. PROCEDURE FOR TENDERING SHARES

     For a shareholder to tender Shares pursuant to the Offer, certificates for such Shares, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be actually received prior to the Expiration Date by the Depositary at the appropriate address set forth in the Letter of Transmittal, except as otherwise provided below in this Section 3. DEPOSIT OF THESE MATERIALS IN THE MAIL ON THE EXPIRATION DATE DOES NOT CONSTITUTE A TIMELY TENDER.

     No signature guarantee is required unless Special Payment Instructions or Special Delivery Instructions are given on the Letter of Transmittal.

     If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates are not immediately available or time will not permit the Letter of Transmittal and other required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (a) such tenders are made by or through a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers ("NASD") or a commercial bank or trust company with membership in an approved signature guarantee medallion program pursuant to Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended (herein, an "Eligible Institution");

          (b) the Depositary receives (by hand, mail, telegram or acceptable facsimile transmission), prior to the Expiration Date, a properly completed and duly executed Guarantee of Delivery contained in the Letter of Transmittal; and

          (c) the certificates for all tendered Shares of Common Stock, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, are received by the Depositary within 10 business days after receipt by the Depositary of such Guarantee of Delivery.

     Payments for Shares of Common Stock tendered and purchased will be made only after receipt by the Depositary of the certificate(s) therefor, a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, INSURED REGISTERED MAIL, RETURN RECEIPT REQUESTED, SHOULD BE CONSIDERED, AND ENOUGH TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or which would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular shares of Common Stock or any particular shareholder, and the Company's interpretations of the terms and conditions of the Offer will be final and binding. Tenders will not be deemed to have been made until any defects and any irregularities have been cured or waived. Neither the Company, the Depositary nor any other person shall be obligated to give any such notice nor incur any liability for failure to give any such notice. A tender of Shares of Common Stock made pursuant to any one of the procedures set forth above will constitute an agreement between the tendering shareholder and the Company in accordance with the terms and subject to the conditions of this Offer.

     If any tendered Shares are not purchased, or if less than all Shares evidenced by a shareholder's certificate are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT THE COMPANY. ANY SUCH SHARES DELIVERED TO THE COMPANY WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

4. WITHDRAWAL RIGHTS

     In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), tenders made pursuant to the Offer are revocable and may be withdrawn (a) at any time prior to the Expiration Date (including any extension of the Offer period), and (b) if not yet accepted for payment, after the expiration of 40 business days from the commencement of the Offer (that is, any time after March 11, 1997), until the tender is accepted for payment.

     To be effective, a notice of withdrawal in written, telegraphic or facsimile form must be received in a timely manner by the Depositary at the appropriate address set forth in the Letter of Transmittal. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and, if certificates representing such Shares have been delivered to the Depositary, the name of the registered holder(s) of such Shares, as set forth in such certificates. If the certificates have been delivered to the Depositary, the tendering shareholder must also submit the serial numbers of the particular certificates for the Shares to be withdrawn and the signature on such shareholder's notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3).

     All questions as to the form and validity (including the time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. Neither the Company nor the Depository or any other person is or will be obligated to give notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and Shares properly withdrawn shall not be deemed to be duly tendered for purposes of the Offer. Withdrawn shares may, however, be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     The Company shall be deemed to have purchased Shares of Common Stock pursuant to the Offer when, as and if it gives oral or written notice to the Depositary of its acceptance for payment of such Shares, which notice, subject to the provisions of the Offer, may be given at any time after the Expiration Date of the Offer. Payment for all Shares properly tendered prior to the Expiration Date and purchased pursuant to the Offer will be made by the Depositary by check as promptly as practicable after the Expiration Date. However, in the event of proration, the Company does not expect to be able to determine the final proration factor and pay for tendered Shares until approximately ten business days after the Expiration Date. Certificates for all tendered Shares not purchased (see Section 1) will be returned as soon as practicable after the Expiration Date or termination of the Offer, without expense to the tendering shareholder.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. However, if payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

     The Depositary will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to tendering shareholders. The Company will not pay interest on the purchase price.

     ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE BOX CAPTIONED "SUBSTITUTE FORM W-9" IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE
SECTION 15, HEREIN.

6. CONDITIONAL TENDER OF SHARES

     Under certain circumstances and subject to the exceptions set forth in
Section 1 above, the Company may prorate the number of Shares of Common Stock purchased pursuant to the Offer. As discussed in Section 15, the number of Shares to be purchased from a particular shareholder might affect the tax consequences to such shareholder of such purchase and such shareholder's decision whether to tender. Accordingly, a shareholder may tender Shares subject to the condition that a specified minimum number must be purchased, if any are purchased. Any shareholder desiring to make such a conditional tender should so indicate in the box captioned "Conditional Tender" on the Letter of Transmittal. It is the tendering shareholder's responsibility to calculate such minimum number of Shares. If the effect of accepting tenders on a pro-rata basis is to reduce the number of Shares to be purchased from any shareholder below the minimum number so specified, such tender will automatically be regarded as withdrawn, except as provided in the next paragraph, and all Shares tendered by such shareholder will be returned as soon as practicable thereafter.

     If so many conditional tenders are withdrawn that the total number of Shares to be purchased falls below 500,000, then to the extent feasible the Company will select enough of such conditional tenders, which would otherwise have been withdrawn, to purchase such desired number of Shares. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the designated minimum number of Shares to be purchased.

7. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other term of the Offer, the Company may, at its option, withdraw the Offer and shall not be required to accept for payment or purchase or pay for any Shares of Common Stock tendered, if before termination of the Offer, any of the following events shall have occurred (or shall have been determined by the Company to have occurred that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), make it inadvisable to proceed with the Offer or with such acceptance for payment or payment):

          (a) there shall have been instituted or threatened any action or proceeding before any court or administrative agency which (i) challenges the acquisition of Shares pursuant to the Offer or otherwise relates in any manner to the Offer or (ii) in the judgment of the Company could otherwise materially and adversely affect the Company; or

          (b) any action shall have been taken, or any statute, rule, regulation or order shall have been proposed, enacted, enforced, or deemed to be applicable to the Offer, by any government or governmental agency or other regulatory administrative authority, domestic or foreign, which, in the judgment of the Company would or might prohibit, restrict or delay consummation of the Offer or materially impair the contemplated benefits of the Offer to the Company; or

          (c) there shall have occurred any commencement of armed hostilities directly or indirectly involving the United States or there shall have occurred any national emergency, banking moratorium or suspension of payments by banks in the United States; or

          (d) any change shall occur or be threatened in the business, condition (financial or otherwise), operations, stock ownership, or prospects of the Company or its subsidiary, Santa Barbara Bank & Trust (the "Bank"), which, in the judgment of the Company, is or may be material to the Company or its subsidiary, any of which, in the sole judgment of the Company, makes it inadvisable to proceed with such acceptance, purchase or payment.

     Any determination by the Company concerning any events described in this
Section 7 and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered shall be final and binding upon all parties. The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

8. PRICE RANGE OF COMMON STOCK; DIVIDENDS

     The Common Stock of the Company is listed for quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System under the symbol "SABB".

     The following table sets forth the range of (i) the high and low sale prices of the Company's Common Stock as reported by the NASDAQ National Market System since listing of the Company's Common Stock for quotation on the NASDAQ National Market System on May 13, 1996, and (ii), with respect to periods prior to May 13, 1996, the high and low sale prices of the Company's Common Stock either known to the Company or as reported to the Company by brokers trading in the Company's Common Stock, and the per-share dividends declared on the Common Stock for each of the quarters indicated. The quotations represent prices in the over-the-counter market between dealers in securities and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions. The following quotations have been adjusted to reflect stock splits and dividends paid on outstanding shares during the relevant periods stated in the table.

                                                                STOCK PRICES
                                                              -----------------     DIVIDENDS
                                                               HIGH       LOW       PER SHARE
                                                              ------     ------     ---------
    1994
    1st Quarter.............................................  $17.42     $14.00       $0.12
    2nd Quarter.............................................  $18.08     $14.00       $0.13
    3rd Quarter.............................................  $20.00     $15.75       $0.13
    4th Quarter.............................................  $19.50     $16.50       $0.13
    1995
    1st Quarter.............................................  $17.67     $16.17       $0.13
    2nd Quarter.............................................  $18.50     $17.08       $0.13
    3rd Quarter.............................................  $22.33     $18.00       $0.13
    4th Quarter.............................................  $20.67     $19.42       $0.15
    1996
    1st Quarter.............................................  $25.33     $19.75       $0.15
    2nd Quarter.............................................  $27.00     $23.38       $0.18
    3rd Quarter.............................................  $27.88     $25.25       $0.18
    4th Quarter.............................................  $28.13     $25.25       $0.20(1)
    1997
    1st Quarter (through January 8).........................  $29.00     $27.50

---------------

(1) Dividend declared on December 17, 1996, payable on February 11, 1997, to holders of record on January 21, 1997.

     As of January 8, 1997, the closing bid price as reported on the NASDAQ National Market System was $28 5/8 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

     At a meeting of the Board of Directors of the Company held on December 17, 1996, the Board of Directors declared a regular, quarterly cash dividend of $0.20 per share on the Common Stock payable on February 11, 1997 to shareholders of record on January 21, 1997. Since the Expiration Date will occur after February 11, 1997, holders of record on January 21, 1997 of Shares tendered in the Offer will be entitled to receive such dividend to be paid to shareholders of record as of such date regardless of whether such Shares are tendered pursuant to the Offer prior to, on or after February 11, 1997. Shareholders whose Shares are tendered pursuant to the Offer will receive this dividend.

9. PURPOSES OF THE OFFER

     The purposes of this Offer are as follows:

     First, the Company considers the repurchase of these Shares to be a good investment of its capital, and therefore beneficial to the long-term interests of the Company's remaining shareholders. The Company has experienced significant earnings growth in recent years resulting in an accumulation of capital in excess of current needs to support the continued growth of the Company. Purchase of Shares by the Company will have the effect of reducing the current book value per share; however, the purchase should have the effect of increasing future return on equity for the Company and increasing earnings per share for those shareholders who elect to retain their shares.

     Second, while trading in the Common Stock of the Company has been significantly more active since being listed for quotation on the NASDAQ National Market System on May 13, 1996, the Offer will provide a means of disposing medium to larger size blocks of stock in a timely and orderly manner. This Offer will give shareholders an opportunity to sell some or all of their stock at a fair price, without having to pay brokerage commissions or other transaction costs.

     Third, the Company's main operating subsidiary, Santa Barbara Bank & Trust (previously defined herein as the "Bank"), maintains an Employee Stock Ownership Plan (the "ESOP") for the benefit of its employees. Up to 100,000 Shares acquired in the Offer may be reissued and sold to the ESOP. Some of the Shares sold to the ESOP in this manner would then be allocated to the Bank's employee participants in the ESOP as part of their retirement plan contribution as of December 31, 1997.

10. EFFECTS OF THE OFFER

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of shareholders. Nonetheless, the Company believes that there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares. Based on the published guidelines of the NASDAQ, the Company does not believe that its purchase of Shares pursuant to the Offer will cause its remaining Shares to be delisted from quotation on the NASDAQ National Market System.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires, among other things, that the Company furnish certain information to its shareholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

     See Section 13 herein for pro forma financial statements showing the effects of the Company's purchase of Shares of Common Stock pursuant to the Offer. To the extent that Shares of Common Stock are purchased in the Offer, the proportionate interest of nontendering shareholders in the Company will be increased.

     Shares of Common Stock purchased pursuant to the Offer will have the status of authorized but unissued shares.

11. SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 500,000 Shares in this Offer at a price of $30.00 per share, the total amount required to purchase the Shares would equal $15,000,000. The Company intends to pay for validly tendered Shares, as well as for the costs and expenses of this Offer, from proceeds from the sale or maturity of short-term investments or other liquid assets. The Company will not incur any debt in connection with the Offer.

12. CERTAIN INFORMATION ABOUT THE COMPANY

  General Information

     The Company, incorporated under the laws of the State of California on December 7, 1981, is a bank holding company organized under the Bank Holding Company Act of 1956, as amended. The Company owns all of the outstanding shares of the capital stock of Santa Barbara Bank & Trust (previously defined herein as the "Bank"), which is the Company's principal asset and source of revenue. As a bank holding company, the

Company is subject to supervision and regulation by the Board of Governors of the Federal Reserve System. The Bank is subject to regulation by the Board of Governors of the Federal Reserve System and the California State Banking Department.

     The Company is authorized to issue up to 20,000,000 shares of Common Stock. The principal executive offices of the Company are located at 1021 Anacapa Street, Santa Barbara, California 93101, telephone number (805) 564-6300.

     The Bank was incorporated under the laws of the State of California on April 13, 1979, and was licensed by the California State Banking Department as a California state-chartered bank in 1979. Prior to that, the Bank operated as Santa Barbara National Bank, which commenced operation in 1960. The Bank operates ten banking offices along the southern Santa Barbara County coastline, two offices in the county's central Santa Ynez Valley, and three offices in adjacent Ventura County; one in the City of Canarillo, one in the City of Oxnard, and one in the City of Ventura.

     The Bank is a full service commercial bank offering a comprehensive range of commercial banking services to both the consumer and business sectors of Santa Barbara County, California. Its operations include the acceptance of checking and savings deposits, and the making of commercial, real estate, home improvement, automobile and other vehicle loans, and other personal loans. The Bank also offers many customary services, including, but not limited to, money orders, cashier checks, banking-by-mail, automatic check deposit, travelers' checks, Master Card accounts and trust and escrow services.

     The banking business in California, and in the market serviced by the Bank, is highly competitive. The Bank competes for loans and deposits with other commercial banks (including many which are much larger), savings and loan associations, finance companies, credit unions, and other financial institutions. In addition, other entities (both governmental and private) seeking to raise capital through the issuance and sale of debt or equity securities also provide competition for the Bank in the acquisition of deposits. Larger commercial banks have greater lending limits than the Bank and perform certain other functions which the Bank does not offer directly.

     The Company is also the sole owner of Sanbarco Mortgage Company (f/k/a SBBT Service Corporation) which was formed in July, 1988, to engage in the business of providing correspondent bank services, such as check processing and management consulting services to unaffiliated depositary institutions throughout the counties of Santa Barbara, San Luis Obispo and Ventura, California. Sanbarco Mortgage Company also serves as a mortgage broker to the Bank and for unrelated third parties.

     On December 11, 1996, the Company entered into a Definitive Agreement and Plan of Reorganization with First Valley Bank, Lompoc, California, pursuant to which the Company will acquire all of the outstanding capital stock of First Valley Bank for cash in the aggregate amount of $26.1 million, subject to possible increase in the event the closing of the transaction occurs after March 31, 1997. In such event, the purchase price would increase approximately $4,950 per day until completion of the transaction. It is anticipated that the Company would merge First Valley Bank with and into the Bank, and that the Bank would thereafter operate all five offices of First Valley Bank as branches of the Bank. At December 31, 1996, First Valley Bank had assets of approximately $130.8 million, shareholders' equity of approximately $14.8 million, and loans of approximately $59.5 million. The Company's acquisition of First Valley Bank, which is subject to receipt of regulatory and shareholder approval, is expected to be completed on or about April 1, 1997; however, no assurances can be given that the acquisition will be completed or that such timetable will be met.

  Historical Financial Information

     The following table sets forth certain summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information for fiscal years 1994 and 1995 (other than the ratios of earnings to fixed charges) has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company as reported in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1995 and December 31, 1994, which Reports are incorporated herein by this reference. In addition, the historical financial information for the nine months ended September 30, 1996 is unaudited. Such historical financial information for fiscal year 1996 is set forth in the Company's Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 1996, which Report is incorporated herein by this reference. The summary historical financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited and unaudited financial statements and the related notes thereto from which it has been derived. Copies of reports may be inspected or obtained from the Commission in the manner specified in "-- Additional Information" below.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

                                                UNAUDITED NINE MONTHS             YEAR ENDED
                                                 ENDED SEPTEMBER 30,             DECEMBER 31,
                                               ------------------------    ------------------------
                                                  1996          1995          1995          1994
                                               ----------    ----------    ----------    ----------
                                                 (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
INCOME STATEMENT DATA:
Total revenues...............................  $   81,427    $   74,683    $   99,975    $   89,175
Net (loss) income............................      11,350         6,986        10,415        12,951
Net income per common share (fully
  diluted)...................................        1.48          0.91          1.36          1.69
Weighted average number of common shares.....       7,644         7,679         7,677         7,647
Ratio of earnings to fixed charges...........        1.63          1.38          1.43          1.70
BALANCE SHEET DATA:
Total assets.................................  $1,178,128    $1,118,118    $1,212,361    $1,067,616
Long-term debt...............................          --            --            --            --
Stockholders' equity.........................     106,416        98,398       100,997        93,960
Book value per common share..................       13.93         12.85         13.14         12.24

  Additional Information

     Additional information concerning the Company is set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, in the Company's Proxy Statement dated March 15, 1996, and in the Company's Quarterly Report on Form 10-Q for the three (3)-month and nine (9)-month periods ended September 30, 1996. Such Reports are available upon request from the Company. The Company also has filed a Schedule 13E-4 with the Commission, which includes certain additional information relating to the Offer. Forms 10-K and 10-Q as well as other periodic reports, proxy statements and other information are regularly filed by the Company with the Commission. Such material may be inspected and copied at prescribed rates at the Commission's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the New York Regional Office of the Commission located at Suite 1300, Seven World Trade Center, New York, New York 10048, and at the Los Angeles Regional Office of the Commission located at Suite 500 East, 5757 Wilshire Boulevard, Los Angeles, California 90036, and at the Chicago Regional Office of the Commission., Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and copies of such materials may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains an Internet Web site on the World Wide Web at http://www.sec.gov., containing reports, proxy and information statements and other information regarding companies who file reports electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C.

13. CERTAIN PRO FORMA FINANCIAL INFORMATION

     The following summary unaudited consolidated pro forma balance sheets as of December 31, 1995, and September 30, 1996, have been prepared on the assumption that the Company acquired 500,000 shares of its Common Stock for $30.00 per share pursuant to the Offer on December 31, 1995. The only pro forma effects on the balance sheets of the Company are 1) to reduce assets and shareholders' equity by the $15,000,000 for the retirement of the stock and 2) to show the effect of the dividends that would not have been declared and paid if the stock had been repurchased as of January 1, 1995 for the period ended December 31, 1995, and as of January 1, 1996 for the period ended September 30, 1996.

               PRO FORMA CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    ASSETS:

                                                                       SEPTEMBER 30,   DECEMBER 31,
                                                                           1996            1995
                                                                       -------------   ------------
Cash and due from banks...............................................  $    59,704     $   74,746
Federal funds sold....................................................       35,165         64,659
                                                                         ----------     ----------
          Cash and cash equivalents...................................       94,869        139,405
Investment securities.................................................      421,730        357,565
Bankers' acceptances..................................................       29,085        124,294
Loans, net of unearned discount and fees..............................      604,095        558,801
  Less: allowance for loan losses.....................................       15,894         12,349
                                                                         ----------     ----------
          Net loans...................................................      588,201        546,452
                                                                         ----------     ----------
Premises and equipment, net...........................................        7,094          8,149
Accrued interest receivable...........................................        7,840          7,981
Other assets..........................................................       14,474         13,174
                                                                         ----------     ----------
  Total assets........................................................  $ 1,162,198     $1,197,020
                                                                         ==========     ==========
                                           LIABILITIES:
Deposits:
  Noninterest-bearing demand..........................................  $   159,652     $  158,122
  Savings and time....................................................      872,859        895,898
                                                                         ----------     ----------
          Total deposits..............................................    1,032,509      1,054,020
Securities sold under agreements to repurchase and Federal funds
  purchased...........................................................       31,124         51,316
Other borrowed funds..................................................        1,000          1,210
Accrued interest payable and other liabilities........................        6,989          4,743
                                                                         ----------     ----------
          Total liabilities...........................................    1,071,622      1,111,289
                                                                         ----------     ----------
                                       SHAREHOLDERS' EQUITY:
Common stock (no par value) $1.00 per share stated value; 20,000,000 authorized; 7,141,000 would have been outstanding at September 30,
  1996 and 7,179,000 would have been outstanding at December 31,
  1995)...............................................................        4,594          4,619
Surplus...............................................................       22,698         24,691
Unrealized loss on securities available for sale......................         (195)          (179)
Undivided profits.....................................................       64,199         56,600
                                                                         ----------     ----------
  Net shareholders' equity............................................       91,296         85,731
                                                                         ----------     ----------
          Total liabilities and shareholders' equity..................  $ 1,162,918     $1,197,020
                                                                         ==========     ==========

     Set forth as Appendix A is a schedule of additional financial information, consisting of the ratio of earnings to fixed charges and per-share book values for each of the aforesaid periods on a pro forma basis with and without the Company's pending acquisition of First Valley Bank.

     The Company keeps no more cash on hand than is necessary to meet immediate liquidity needs and the reserve requirements of the Federal Reserve Board. Had the Company planned to repurchase the stock which is the subject of this Offer, as of January 1, 1995 or January 1, 1996, it most likely would not have reinvested the proceeds from some of its maturing bankers' acceptances in order to provide the funds for the repurchase. Therefore, along with the reduction in equity for the retirement of the stock, the pro forma balance sheets as of December 31, 1995 and September 30, 1996, show a reduction in bankers' acceptances of $15,000,000 compared to the actual balance sheets for those dates. For the 500,000 shares that are assumed to have been repurchased on January 1, 1995, the pro forma balance sheet for December 31, 1995, includes an increase in undivided profits and Federal funds sold of $195,000 for the dividends that would not have been declared in

March, June, and September, 1995 and paid in May, August, and November 1995, on the assumed repurchased Shares, and an increase in undivided profits and a decrease in other liabilities of $75,000 for the dividends that would not have been declared in December, 1995. These dividends were not yet paid as of December 31, 1995.

     For the 500,000 shares that are assumed to have been repurchased on January 1, 1996, the pro forma balance sheet for September 30, 1996, includes an increase in undivided profits and Federal funds sold of $165,000 for the dividends that would not have been declared in March and June, 1996 and paid in May and August 1996, on the assumed repurchased Shares, and an increase in undivided profits and a decrease in other liabilities of $90,000 for the dividends that would not have been declared in September, 1996. These dividends were not yet paid as of September 30, 1996.

     The fees and expenses associated with this Offer are estimated to be immaterial, with an effect on the Company's income statement equivalent to less than $0.01 per share. Because there would have been but an immaterial effect on the net income of the Company had the transaction occurred at the beginning of 1995 or 1996, the pro forma income statements would not be materially different from the historical amounts included in the income statements for the year 1995 and the first nine months of 1996. Therefore, no pro forma income statements are presented for the two periods, and there is no difference between the historical and pro forma figures reported in Appendix A for the ratio of earnings to fixed charges.

     Pro forma earnings per share would be impacted by the assumed repurchase of 500,000 shares by both the immaterial effect on net income of the fees and expenses associated with this offer and by the reduction of the number of shares outstanding. The pro forma book value per share would also be impacted by the reduction in capital and reduction in the number of shares outstanding.

     The following table shows the historical and pro forma fully diluted shares outstanding and earnings per share for the year ended December 31, 1995 and the nine month period ended September 30, 1996 and the historical and pro forma book value per share as of December 31, 1995 and September 30, 1996 as if the repurchase had occurred on January 1, 1995 and January 1, 1996, respectively.

                                                                               AS OF OR FOR THE
                                                         AS OF OR FOR THE      NINE MONTH PERIOD
                                                            YEAR ENDED           SEPTEMBER 30,
                                                         DECEMBER 31, 1995           1996
                                                         -----------------     -----------------
    Fully diluted weighted average shares outstanding:
      Historical.......................................      7,677,000             7,644,000
      Pro forma........................................      7,177,000             7,144,000
    Earnings per share:
      Historical.......................................      $    1.36             $    1.48
      Pro forma........................................      $    1.38             $    1.54
    Book value per share:
      Historical.......................................      $   13.14             $   13.93
      Pro forma........................................      $   11.93             $   12.78

     The Company and the Bank are both subject to regulatory requirements regarding maintaining minimum capital. The following table shows the historical capital ratios of the Company and the Bank at December 31, 1995 and September 30, 1996 (with the pro forma ratios assuming that 500,000 shares had been purchased by the Company at December 31, 1995) and the minimum required regulatory ratios.

                                                                             SEPTEMBER 30,
                                                     DECEMBER 31, 1995           1996
                                                     -----------------     -----------------
                                                      BANK     COMPANY      BANK     COMPANY
                                                     -------   -------     -------   -------
    Risk-based capital ratio:
      Historical...................................   17.79%   17.67%       18.80%   18.65%
      Pro forma....................................   15.41%   15.27%       16.41%   16.26%
      Minimum required.............................    8.00%    8.00%        8.00%    8.00%
    Leverage ratio:
      Historical...................................    8.39%    8.33%        9.11%    9.03%
      Pro forma....................................    7.25%    7.18%        7.95%    7.87%
      Minimum required.............................    5.00%    5.00%        5.00%    5.00%

     THE COMPANY'S PRO FORMA FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE HISTORICAL CONSOLIDATED FINANCIAL INFORMATION INCORPORATED HEREIN BY REFERENCE AND DO NOT PURPORT TO BE INDICATIVE OF FUTURE EARNINGS OR FINANCIAL POSITIONS OR OF WHAT EARNINGS OR FINANCIAL POSITION WOULD HAVE BEEN HAD THE OFFER BEEN CONSUMMATED AS OF THE DATES FOR WHICH PRO FORMA STATEMENTS ARE PRESENTED.

14. TRANSACTIONS AND ARRANGEMENTS CONCERNING THE COMMON STOCK

     The following table sets forth information concerning transactions in the Company's Common Stock by the Company, its subsidiaries, its executive officers and directors, and the Bank's ESOP, which, if any, occurred during the period of 40 business days prior to the date of this Offer:

                                                   DATE OF       NUMBER        PRICE            MEANS OF EFFECTING
              IDENTITY OF PERSON                 TRANSACTION    OF SHARES    PER SHARE              TRANSACTION
-----------------------------------------------  -----------    ---------    ---------    -------------------------------
Santa Barbara Bancorp..........................     11/1/96        6,100     $  28.00     Acquisition -- Open market
                                                                                            purchase
                                                   11/22/96       50,000     $ 28.125     Acquisition -- Private purchase
Jay D. Smith, Sr. V.P. and General Counsel.....     12/6/96          200     $  28.00     Disposition -- Gifts
David W. Spainhour, President, Chief Executive
  Officer and Director.........................    11/18/96           20     $  27.75     Disposition -- Gifts
                                                   12/11/96          171     $ 27.875     Disposition -- Gifts
                                                   12/13/96       17,686     $  19.75     Acquisition -- Stock Option
                                                                                            Exercise
                                                   12/13/96       12,476     $  28.00     Disposition -- Stock for Stock
                                                                                            Option Exercise
Kent M. Vining, Sr. Vice President.............    12/13/96       11,113     $12.9576     Acquisition -- Stock Option
                                                                                            Exercise
                                                   12/13/96        2,117     $  28.00     Disposition -- Stock for Stock
                                                                                            Option Exercise
                                                   12/17/96        4,000     $ 27.875     Disposition -- Open Market Sale
                                                   12/17/96        4,996     $  28.00     Disposition -- Open Market Sale
Tony Guntermann, Director......................    12/13/96        7,500     $ 10.333     Acquisition -- Stock Option
                                                                                            Exercise
                                                   12/13/96        1,292     $  28.00     Disposition -- Stock for Stock
                                                                                            Option Exercise

     Other than these transactions, neither the Company nor its subsidiaries nor, to the Company's knowledge, any of its executive officers or directors or any associate of any such executive officer or director of the Company or its subsidiaries nor the Bank's ESOP has engaged in any transactions involving shares of the Common Stock during the period of 40 business days prior to the date hereof. Executive officers and directors of the Company and the Bank will be eligible to tender Shares pursuant to this Offer.

     Except as set forth herein, neither the Company nor, to the Company's knowledge, any of its executive officers or directors, or any of the executive officers or directors of any of its subsidiaries, is a party to any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer with any other person with respect to Common Stock of the Company.

     The Company may in the future purchase Shares in the open market, in private transactions, through tender offers or otherwise. However, Rule 13e-4 under the Exchange Act prohibits the Company from making any purchases of Shares until ten business days after the Expiration Date, other than pursuant to the Offer. Thereafter, any purchases the Company may choose to make may be on the same terms as, or on terms more or less favorable to shareholders than, the terms of the Offer. Any possible future purchases by the Company will depend on numerous factors, including the market price of the Shares, the results of the Offer, the Company's business and financial condition and general economic and market conditions.

     Except as disclosed in this Offer to Purchase, the Company currently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any or all of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any material change in the Company's Articles of Incorporation or By-Laws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

15. FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is based upon information provided by the Company, the Internal Revenue Code of 1986, as amended and in effect on the date hereof (the "Code"), existing and proposed regulations thereunder, reports of congressional committees, judicial decisions and current administrative rulings and practices. Any of these authorities could be repealed, overruled or modified at any time after the date hereof. Any such change could be retroactive and, accordingly, could modify the tax consequences discussed herein. No ruling from the Internal Revenue Service with respect to the matters discussed herein has been requested and there is no assurance that the Internal Revenue Service would agree with the conclusions set forth in this discussion.

     This discussion is for general information only and does not address the federal income tax consequences that may be relevant to particular shareholders of the Company in light of their personal circumstances or to certain types of shareholders of the Company (such as dealers in securities, insurance companies, foreign individuals and entities, financial institutions and tax-exempt entities) who may be subject to special treatment under the federal income tax laws. This discussion also does not address any tax consequences under state, local or foreign laws.

  General Consequences

     Sales of Common Stock by tendering shareholders pursuant to the Offer will be taxable transactions for federal income tax purposes (and may be taxable transactions under state, local or foreign tax laws as well). The federal income tax consequences to a tendering shareholder may vary depending upon the particular facts and circumstances of that individual. Accordingly, each shareholder is urged to consult his own tax advisor with respect to the federal income tax consequences to him of the sale of his Common Stock in connection with the Offer, including the desirability of selling his shares of Common Stock in the market instead of to the Company pursuant to the Offer, or of selling some of his Common Stock pursuant to the Offer and simultaneously disposing in the market of some or all of the other stock of the Company which he might own.

     Under the Code, a shareholder whose Shares are purchased pursuant to the Offer will generally recognize gain or loss in an amount equal to the difference between the cash received and such shareholder's adjusted basis for his Shares redeemed, if (i) as a result of the sale, his stock interest in the Company is completely terminated, (ii) as a result of the sale there is a substantially disproportionate redemption to the selling stockholder, or (iii) the receipt of cash in exchange for his Shares is deemed to be not essentially equivalent to a dividend. These tests are discussed in greater detail below. Such gain or loss generally will be treated as a capital gain or loss if the Shares of Common Stock are held as capital assets, and generally will be treated as a long-term capital gain or loss if the shareholder's holding period for such Shares is more than one year.

     To determine whether the tests referred to above (and discussed herein) are met, there must be taken into account both (a) any shares actually owned by such shareholder and (b) any shares considered owned by such stockholder by reason of certain constructive ownership rules set forth in Sections 318 and 302(c) of the Code. Under Section 318, a shareholder generally will be treated as owning shares which he has the right to acquire under options and shares owned (and, in some cases, constructively owned) by members of the tendering shareholder's family and by related entities (such as corporations, partnerships, trusts and estates) in which such shareholder, a member of his family or a related entity has an interest.

     IF NONE OF THE FOREGOING TESTS (DESCRIBED IN GREATER DETAIL BELOW) ARE SATISFIED, THEN, WHETHER OR NOT A TENDERING SHAREHOLDER HOLDS HIS COMMON STOCK AS A CAPITAL ASSET, THE ENTIRE AMOUNT OF THE CASH RECEIVED PURSUANT TO THE OFFER WILL BE TREATED AS A DIVIDEND AND WILL BE TAXABLE AS ORDINARY INCOME TO THE EXTENT OF THE CURRENT AND ACCUMULATED EARNINGS AND PROFITS OF THE COMPANY.

  Complete Termination of Interest

     A termination of the stock interest of a tendering shareholder will have occurred if, pursuant to the Offer, the Company purchases all of his Common Stock and such shareholder does not own directly and is not deemed to own, under the constructive ownership rules described above, any other stock of the Company. If the Offer is prorated, the Shares that are not purchased by reason of such proration must be taken into account in determining whether a shareholder has achieved a complete termination of his interest in the Company. If a shareholder would otherwise satisfy the complete termination requirement, but for his constructive ownership of Shares held by family members, under certain circumstances such shareholder may be entitled to disregard such constructive ownership. A shareholder who has a complete termination of his interest generally will receive capital gain or loss treatment provided that he holds his Shares of Common Stock as capital assets.

  Substantially Disproportionate Redemption

     A substantially disproportionate redemption occurs as to a particular shareholder if the redemption results in the shareholder owning less than 80% of the percentage of outstanding Common Stock that he owned immediately before the redemption and less than 50% of all of the Company's outstanding Common Stock. In applying these tests, the constructive ownership rules discussed above will apply. A shareholder whose receipt of cash pursuant to the Offer qualifies as a substantially disproportionate redemption generally will receive capital gain or loss treatment provided that he holds his Shares of Common Stock as capital assets.

  Not Essentially Equivalent to a Dividend

     Even if there is not a complete termination of the shareholder's interest and the receipt of cash by such shareholder fails to satisfy the "substantially disproportionate" test, it is possible that the receipt of cash by such shareholder pursuant to the Offer may be treated as "not essentially equivalent to a dividend". Application of this test depends on the individual shareholder's circumstances. Under the applicable judicial authorities, the "not essentially equivalent to a dividend" test generally will be satisfied if, as a result of the sale of Common Stock pursuant to the Offer, a shareholder has realized a "meaningful reduction" in his proportionate interest in the Company, taking into account the constructive ownership rules. The Internal Revenue Service has indicated in a published ruling that a redemption qualified as "not essentially equivalent to a dividend" where (i) the shareholder's relative stock interest in the company was minimal, (ii) the shareholder exercised no control over the affairs of the company and (iii) as a result of the redemption, the shareholder experienced a reduction of his voting rights, rights to participate in current earnings and surplus and rights to share in assets on liquidation. However, the Internal Revenue Service has also ruled that a redemption of shares of a shareholder who held a minimal interest in the corporation failed to qualify as "not essentially equivalent to a dividend" where the pro-rata stock interest of the shareholder was not reduced as a result of the redemption. Shareholders tendering Shares in this Offer should note that the change in their relative stock interest in the Company may be affected by any proration of the Offer. A shareholder who meets the requirements of the "not essentially equivalent to a dividend" test generally will receive capital gain or loss treatment provided that he holds his Shares of Common Stock as capital assets. ANY SHAREHOLDER SEEKING TO RELY ON THE "NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND" TEST SHOULD CONSULT WITH HIS OWN TAX ADVISOR AS TO ITS APPLICATION IN HIS PARTICULAR SITUATION.

  Determining Amount of Taxable Gain

     If one or more of the three tests described above is satisfied, then the tendering shareholder will recognize gain or loss in an amount equal to the difference between the amount of cash received pursuant to the Offer for his tendered Shares and his adjusted basis in such Shares. Numerous rules may apply to the determination of the adjusted basis of shares of stock depending upon how the Shares were acquired by the shareholder. Generally, the cost of shares determines their basis. However, if the Shares were received in a tax-free exchange, inherited, received by gift or received in numerous other ways, special tax rules may apply. A significant number of the Company's outstanding Shares of Common Stock originally were issued in exchange for shares of the Bank in connection with the reorganization of the Bank into a holding company structure. A private letter ruling was obtained from the Internal Revenue Service to the effect that the holding company reorganization would be a tax-free reorganization. Assuming that the holding company reorganization in fact qualified as a tax-free reorganization, any shareholder who exchanged all of his Bank shares solely for Shares of the Company's Common Stock in the holding company reorganization generally would have an adjusted basis in his Common Stock equal to his basis in this Bank shares exchanged therefor.

     A capital gain or loss results from the sale or exchange of a capital asset. Generally, capital stock is considered a capital asset. However, under certain specific instances, capital stock may not be considered to be a capital asset.

     Assuming that the stock of a particular shareholder is a capital asset and that the shareholder will recognize a capital gain on the repurchase of the Shares by the Company in the Offer, a determination then must be made as to the length of time during which the stock has been held by that particular shareholder and as to whether the shareholder will be permitted to add ("tack") any previous holding period of the stock. Currently, the required holding period for long term capital gain and loss purposes is more than one year. For stock acquired in a tax-free exchange (or received by gift or inheritance) the shareholder may be entitled to tack the holding period of his exchanged shares (or the holding period of a former owner) to his holding period for the acquired shares.

  Taxable Dividend Treatment

     If none of the three tests described above is satisfied, then the shareholder generally will be treated as having received a dividend in an amount equal to the cash received by him pursuant to the Offer. Such a dividend will be taxable as ordinary income to the extent of current and accumulated earnings and profits of the Company. In addition, a shareholder also will recognize gain from the sale or exchange of property to the extent the cash received by him pursuant to the Offer exceeds the Company's earnings and profits and the shareholder's adjusted basis in his Common Stock. Corporate shareholders may be entitled to the dividends-received deduction, except that the amount of the deduction may be reduced under certain special tax rules.

  Backup Withholding Requirements

     Under federal backup withholding rules, except in the case of certain exempt taxpayers, the Depositary will be required to withhold and will withhold 31% of the gross proceeds paid to a shareholder or other payee pursuant to the Offer unless the shareholder provides his tax identification number (employer identification number or social security number), certifies that such number is correct, and certifies that he is not subject to backup withholding under
Section 3406(a)(1)(C) of the Code. Each shareholder should fully complete and sign the box captioned "Substitute Form W-9" included as part of the Letter of Transmittal, so as to provide the information and certifications necessary to avoid backup withholding. See the Letter of Transmittal and the Instructions thereto for further details.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER OF THE COMPANY IS URGED TO CONSULT HIS OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OF THE PURCHASE OF HIS COMMON STOCK PURSUANT TO THE OFFER, INCLUDING THE APPLICABILITY OF THE CONSTRUCTIVE OWNERSHIP RULES, THE AP-

PLICABILITY OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION.

16. GOVERNMENT REGULATION

     The Company is not aware of any license or regulatory permit material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer.

     Under regulations promulgated by the Federal Reserve Board under the Bank Holding Company Act of 1956, a bank holding company must give written notice to the Board of Governors before purchasing or redeeming its equity securities if the gross consideration paid for the purchase or redemption equals or exceeds 10% of the company's consolidated net worth, unless, (i) both before and following the redemption, the holding company meets the thresholds established for "well capitalized" state member banks under applicable regulations and (ii) the bank holding company received a composite "1" or "2" rating at its most recent examination. Because the Company does and will meet these criteria before and following the acquisition of Shares pursuant to the Offer (even assuming completion of the Company's pending acquisition of First Valley Bank), the Company will not be required to file this notice with the Federal Reserve System. No approval of any other federal, state or local governmental body is required with respect to the Offer.

     Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business.

17. EXTENSION OF THE OFFER PERIOD; TERMINATION; AMENDMENTS

     The Company reserves the right, in its sole discretion, at any time or from time to time, and regardless of whether or not any of the events set forth in
Section 7 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open (and thereby delay acceptance for payment of, and payment for, any Shares) by giving oral or written notice of extension to the Depositary and making a public announcement thereof. The Company also reserves the right, in its sole discretion, to terminate the Offer and not to purchase or pay for any Shares of Common Stock not theretofore purchased or paid for upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of such termination to the Depositary and making a public announcement thereof. The Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., Eastern Standard Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designated to inform shareholders of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) promulgated under the Exchange
Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Business Wire.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

18. FEES AND EXPENSES

     The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

     The Company will reimburse any broker or dealer, commercial bank or trust company for customary handling and mailing expenses incurred in forwarding the Offer. No such broker, dealer, commercial bank or trust company has been authorized to act as an agent of the Company or the Depositary for purposes of the Offer.

19. MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") which contains additional information with respect to the Offer. The Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 12 with respect to information concerning the Company.

     The Offer is being made to all shareholders of the Company.

                                        SANTA BARBARA BANCORP

                                                              APPENDIX A
                                                         TO OFFER TO PURCHASE

                             SANTA BARBARA BANCORP

                  SCHEDULE OF ADDITIONAL FINANCIAL INFORMATION

                             SANTA BARBARA BANCORP

                  SCHEDULE OF ADDITIONAL FINANCIAL INFORMATION

                                                        12/31/94     12/31/95     9/30/95     9/30/96
                                                        --------     --------     -------     -------
Ratio of Earnings to Fixed Charges
  Historical..........................................     1.70         1.43        1.38        1.63
  Pro Forma 1.........................................     1.67         1.40        1.36        1.61
  Pro Forma 2.........................................     1.56         1.32        1.28        1.51
Book Value Per Share
  Historical..........................................   $12.24       $13.14      $12.85      $13.93
  Pro Forma 1.........................................   $10.98       $11.93      $11.62      $12.78
  Pro Forma 2.........................................   $11.08       $12.04      $11.70      $12.89

---------------

Pro Forma 1 assumes purchase of 500,000 Shares of Common Stock at $30.00 per share, plus estimated fees and expenses during the periods indicated.

Pro Forma 2 assumes the purchase assumed in Pro Forma 1 and assumes the purchase of the 450,000 outstanding shares of First Valley Bank, Lompoc, California, for $58.00 per share.

                                       A-1